UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Salagatan 16F

SE-75330

Uppsala, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 5, 2024, Olink Holding AB (publ) published its report from its extra general meeting held July 5, 2024, which announced the results of the extra general meeting, a copy of which is furnished as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Report from the Extra General Meeting of Olink Holding AB (publ) held July 5, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer
Date:	July 5, 2024